Mail Stop 6010

July 21, 2006

Genemen Inc.
C/O Business First Formations, Inc.
3702 South Virginia Street, Suite G12-401
Reno, NV 89502-6030

Re: Genemen, Inc.
Registration Statement on Form SB-2
File No. 333-135352

Dear Sir or Madam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosures. This will eliminate the need for us to repeat similar comments.

Cover page

2. We note several instances throughout your document where you state that there can be no assurance that you will be able to obtain an OTCBB listing. Do you intend to apply for an OTCBB listing? If you have no current plans to apply for listing, then please revise to specifically include this information.

Our Business, page 3

3. Please revise to clarify here, and throughout your filing, that your efforts will be directed at markets in China and not worldwide.

The Offering, page 3

4. Please revise to disclose that you raised $50,500 in your private placements and that your expected expenses to register these securities are approximately $33,000.

Your Website www.intellipass.com

5. We refer to the website provided in your document as www.intellipass.com. This website appears to relate to an online insurance and securities educational course and not with any proposed anti-fraud software program that you intend to offer in the near future. Please explain to us why that website contains information relating to course offerings for insurance and securities classes. Do you already have ownership rights to that website? If not, will you and when? Please also indicate when you expect to have your website functional. Please update your entire document as appropriate.

Risk Factors

"We have no operating history and have maintained losses since inception, which . . . .," page 4

6. Please revise your disclosure to make clear that you do not expect to have a completed and commercial version of your product until at least April 30, 2007, as set forth on page 18 of your Management's Discussion and Analysis section.

7. Please quantify your approximate operating losses that you expect to incur in connection with the development and subsequent marketing of your product in the next 12 to 18 months as set forth in the Management's Discussion and Analysis section.

"If we are unable to obtain the necessary financing to implement our business plan . . . .," page 5

8. You indicate you need to raise additional funds to implement your business plan. Please indicate the approximate timing of when you expect to need the additional capital and approximately how much you expect to need.

9. The second half of this risk factor discusses the drawbacks of raising additional capital, such as dilution, debt covenants, and the relinquishment of rights. Please move your discussion of these drawbacks to a new, separate risk factor. With respect to the discussion regarding the dilution effects, please remove that discussion to the risk factor entitled "Because we can issue additional shares of common stock, purchasers of our common stock . . ." on page 8.

"If we are unable to complete the development of our online purchase . . . .," page 5

    10. Please disclose the approximate timing that you expect to complete development of your anti-fraud software program as well as when you expect to commence sales effort, if development is successfully completed. We note you have provided this information in your Management's Discussion and Analysis section.

    11. Please disclose the approximate marketing costs you expect to incur.

"Our technology and products may contain defects that will make it more difficult . . . .," page 5

    12. Please explain what it means to have completed the initial development of your core technology.

    13. What other technological steps will you have to undertake to complete development of your software program.

    14. Please quantify what you mean by "limited number of users."

"We have limited sales and marketing experience," page 6

    15. Please explain how your employees' experience in sales and marketing are limited. If they do not have any experience, please revise to specifically state this.

"If our estimates related to expenditures are erroneous our business will fail . . . .," page 6

    16. We note the cross-references to your Liquidity and Capital Resources section in this risk factor. Cross-references to other parts of the documents should be avoided as your reader should be able to obtain descriptions of a particular risk and the specific and immediate effects by reading the disclosure contained in the risk factor section instead of having to refer to other parts of your document. In that regard, please revise this risk factor to explain the estimates of expenditures you are referring to in this risk factor.

"We may not be able to compete effectively against our competitors," page 6

    17. You indicate that competition from other companies in the same field is intense and expected to increase and further that many of your competitors have substantially greater resources, research and development staff, sales and marketing staff, and facilities than you. However, on page 16 in the section entitled "Competition" you state that you are not aware of any local or foreign competitors currently carrying on similar businesses in the Chinese marketplace at this time. These statements appear to be inconsistent. Please reconcile these statements or explain to us the inconsistent statements.

    18. Additionally, please revise to provide an estimate of the number of competitors and your

competitive position. If a small number of competitors are dominant in the industry, then identify them.

"Our officers and directors are engaged in other activities and may not devote . . . .," page 7

19. You indicate your two executive officers "may" have additional responsibilities to provide management and services to other entities. Other than their respective positions at Yongming Investment and business as a software developer, do Messrs. Chen and Hong have positions at any other company? If so, please indicate where, what position they hold, and approximately how much time they spend at those companies.

"Our stock is a penny stock. Trading of our stock may be restricted …," page 7

20. Please explain what makes your stock a penny stock and briefly describe the additional sales practice disclosure requirements.

"Because we do not intend to pay any dividends on our common stock, investors . . . .," page 8

21. Clearly state that readers should not rely on an investment in your company if they require dividend income and income to them would only come from any rise in the market price of your stock, which is uncertain and unpredictable

Business, page 9

22. We note the web pages you include on pages 11-15 to demonstrate how your product is to be applied to prevent fraud in the online purchase of merchandise. Since it appears you have no current website, your product is still in the early developmental phase, and because these web pages appear to be from a third-party source, we do not believe the inclusion of these web pages is appropriate for disclosure in your document. Please remove these web pages from your document.

23. From the textual description of your product, it appears that your product may have difficulty verifying that a credit card user is the true owner of the credit card if the user has possession of the true owner's credit card and cell phone. Please explain.

Market for the Intellipass Software, page 16

24. Please delete the statement that you will be the first in this market.

Government Regulation, page 17

25. If there are any pending legislation that could materially impact your operations, please provide a brief description of such legislation and explain how it could materially impact your operations.

Management's Discussion & Analysis & Plan of Operation, page 17

    26. Please disclose how much funds you expect to incur in connection with the development of your website.

Purchase or Sale of Equipment, page 19

    27. You indicate that you will lease server space needed for hosting your website. If the cost to lease this space is material, please disclose the amount. Please also indicate if you any current leases related to your website. If so, disclose the term of the agreement and file it as an agreement to your document.

Liquidity and Capital Resources, page 19

    28. Please file your line of credit agreements you have with your executive officers as exhibits to your document. Additionally, please indicate when you entered into those agreements with your executive officers, the term of the agreements and the balance under each of those agreements. Please also indicate whether these executive officers received any consideration for entering into these agreements.

Management, page 19

    29. Please disclose when you held your last annual meeting, and when you plan to hold your next annual meeting.

    30. Is Mr. Chen still employed by Yongming Consulting Company? If so, please revise to clarify. Otherwise, please revise to disclose when his employment ended.

Summary Compensation Table, page 21

    31. It appears that since inception of this company, Mr. Chen has not received any compensation related to his services to your company as President, Treasurer and Principal Financial Officer. If that is the case, please provide that information in your risk factor entitled "We depend to a significant extent on certain key personnel, the loss . . ." on page 6. Please indicate in that risk factor if you intend to pay a salary to Mr. Chen on a going forward basis? If yes, when do you expect to do so.

    32. Please revise to clarify what your footnotes (1) and (2) are referring to in this table.

    33. You indicate that your directors and executive officers may receive stock options at the discretion of your board of directors in the future. Please indicate if you have a stock option plan in place. If so, please file the plan as an exhibit.

Description of Capital Stock, page 26

    34. Your current disclosure does not appear to provide all the information required by Item 202 of Regulation S-B. For example, your disclosure must provide any provision in your charter or bylaws that would delay, defer or prevent a change in control. To the extent that no such provisions exist, please so indicate.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

    35. We note that your audit report was signed by an audit firm based in Vancouver, Canada. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission's website at:

    http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P442_69217.

Notes to the Financial Statements, page F-7

    36. Please disclose your current fiscal year end.

*   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Todd Sherman at (202) 551-3665 or Kevin Woody, Accounting Branch Chief at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621, Suzanne Hayes, Legal Branch Chief at (202) 551-3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: David K. Fraser, Esq.
        Fraser and Company LLP
        West Hastings Street, Suite 1200-999
        Vancouver, B.C. V6C 2W2